SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2003

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
4th Floor, Forum House
Grenville Street
St. Helier
Jersey JE2 4UF
Channel Islands

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F        X          Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No        X

The Exhibit Index to this Form 6-K is located on page 3.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED

Date: June 24, 2003	By: /s/ Frederick W. Bradley, Jr. Frederick W. Bradley, Jr. Director

EXHIBIT INDEX

Title of Document

Sequentially
numbered
page

Press Release dated June 24, 2003	..........................................................	4

Notice to the Class D Noteholders dated June 24, 2003	..........................................................	9

Notice to Security Trustee of Breach of Covenant or Provision dated June 24, 2003	..........................................................	12

PRESS RELEASE

BACKGROUND

Aircraft Lease Portfolio Securitisation 92-1 Limited (ALPS) has continued to be adversely impacted by the reductions in airline traffic and yields that have continued throughout 2002 and in the first half of 2003.

According to preliminary air traffic figures from IATA, world-wide Revenue Passenger Miles (RPMs) for the first four months of 2003 were 2.9% less than in the same period of 2002. Preliminary traffic figures for April 2003 show an 18.5% decline in worldwide RPMs over April 2002, with SARS-hit Asia Pacific carriers experiencing a 44.8% decline. Continuing uncertainty about security, economic conditions and SARS is likely to mean that this trend in airline traffic will continue for the foreseeable future.

According to Back Aviation Solutions, there were 924 western built commercial jet aircraft available for sale or lease in May 2003, approximately 5.4% of the entire world fleet of western built aircraft. This is an increase of 13 available aircraft since May 2002 and an increase of 223 available aircraft since May 2001.

The two major aircraft manufacturers, Airbus and Boeing, have announced reductions in their aircraft production, reflecting the reduced demand for aircraft from airlines. While the reduced production of new aircraft will help the current supply/demand imbalance, it is still expected to take several years of political and economic stability before the backlog of available capacity returns to normal levels.

Market lease rates for many aircraft types are currently around 50% below pre-September 2001 levels. It is anticipated that lease rates will not recover over the next twelve months, due primarily to an excess of aircraft supply over demand as a result of continued slow economic growth, the effects of the SARS virus and by travellers' concerns over possible new terrorist attacks (which have been exacerbated by the war in Iraq). Meanwhile, manufacturers continue to produce new aircraft, although at lower rates than in previous years.

The recent bankruptcy filings of United Airlines and Air Canada (an ALPS lessee), both of which are re-negotiating their existing leases, is having a further depressing effect on lease rates. Bankruptcy filings by any other major airline would further impair both aircraft values and lease rates.

CASHFLOWS

As a result of the continued decline in lease rental rates and market values (as discussed in greater detail in the Report on Form 20-F filed by ALPS with the U.S. Securities and Exchange Commission on 27 December 2002 (the 2002 Annual Report), ALPS’ revenues have decreased significantly. In addition, several of ALPS' leases are “Power by Hour” leases, where its receipts are dependent on the lessees’ use of the aircraft. These factors have had an adverse impact on ALPS’ cash flows, particularly as ALPS is required to continue to sell its aircraft in order to meet the Trust Note Sales Goals set out in the Deed of Charge and as discussed below.

The rental amounts and sales proceeds received to date combined with projected rental amounts and sale proceeds through the final maturity date of the Notes indicate that there will not be sufficient proceeds to pay any further interest on or repay the principal of the Class E

Notes, pay any further interest on or repay any further principal of the Class D Notes, repay any further principal of the Class C Notes, repay some of the principal of the Class B Notes or pay any further step-up interest on the Class A, B, C or D Notes.

AIRCRAFT SALES

The Deed of Charge sets out the following Trust Note Sales Goals which require ALPS to sell its aircraft on an ongoing basis:

        Aircraft to be Sold
   (measured by Initial Appraised         Date by which Sales Goals
      Value as of 3 June 1996)               are to be Satisfied
             $65,000,000                        27 June 2001
            $130,000,000                        27 June 2002
            $200,000,000                        27 June 2003
            $454,950,000                        27 June 2004

To date, ALPS has sold approximately $133.19 million of aircraft (measured by Initial Appraised Value as of 3 June 1996) in order to meet the previous Trust Note Sales Goals, and is therefore required to sell approximately a further $66.81 million worth of aircraft (measured by Initial Appraised Value as of 3 June 1996) to be in compliance with the Trust Note Sales Goals as of 27 June 2003.

As advised in the ALPS Press Release of 14 June 2002, the Servicer has been directed to market all of the ALPS aircraft for sale in order to meet the ongoing Trust Note Sales Goals, and the Servicer has continued to undertake such marketing efforts.

However, as discussed above, in the 2002 Annual Report and in the ALPS Press Releases of 14 June 2002 and 7 November 2002, the current market for sale of used aircraft is extremely poor and it is not clear when the market will improve.

Nevertheless, following the marketing efforts of the Servicer, ALPS received two independent offers to purchase one Boeing 757-200 aircraft MSN 25054. The offers were $7,500,000 and $7,850,000, against a C Note Target Price of approximately $23.1 million as at 1 May 2003.

Following careful consideration of these offers, its obligations under the Deed of Charge (including the requirement to comply with the Business Objective to sell aircraft for such amounts as shall enable it to repay in full the Senior Trust Notes (Classes A-C) on or prior to 15 June 2006) and the current and possible future market conditions for aircraft sales and leasing, ALPS has concluded that it would not be consistent with the terms of the Deed of Charge (and particularly the currently applicable Business Objective described above) to accept either of the two offers made for MSN 25054.

As a result of a failure to sell sufficient aircraft, ALPS will not comply with the Trust Note Sales Goal for 27 June 2003. Given the current environment for aircraft sales, ALPS can offer no assurance as to when it will comply with the Trust Notes Sales Goal for 2003, or whether it will be able to comply with the Trust Note Sales Goal falling in June 2004.

Failure to comply with the Trust Note Sales Goals may, under certain circumstances, constitute an Event of Default under the Deed of Charge if such failure continues for 30 days or more after written notice thereof has been given to ALPS or the Security Trustee by holders of at least 25% of the aggregate Outstanding Principal Balance of the Notes of any class which has been materially adversely affected by such failure.

The Deed of Charge further provides that if an Event of Default were to occur and be continuing (note that as reported in the Annual Report and in subsequent Reports of Foreign Issuer on Form 6-K filed by ALPS with the U.S. Securities and Exchange Commission, a separate Event of Default exists regarding ALPS’ failure to pay interest owing to Class D Noteholders) an Enforcement Notice may only be served by 66 2/3% or more of the aggregate outstanding principal balance of the Directing Class, which will be Class A so long as any Class A Notes are outstanding.

The Deed of Charge provides that the failure to satisfy the Trust Note Sales Goals gives the Noteholders the right to replace the Servicer at the direction of Noteholders representing at least 75% of the aggregate outstanding principal balance of the Class A, Class B, Class C and Class D Notes. The Deed of Charge also provides that, subject to the pre-emption rights of the Class D and Class E Noteholders, at any time the Trust Note Sales Goals are not satisfied ALPS would be required to accept any Sale Offer for any aircraft if such offer was at or above the Class C Note Target Price.

AIRCRAFT LEASES, REMARKETING AND RECEIVABLES

The following table shows the lessees for each aircraft in the ALPS portfolio and the scheduled termination date for each lease as of 31 May 2003:

    Aircraft Type            Lessee        Month and Year of Expiration
   B737 - 400               Asiana                 December 2003
   B737 - 400               Travel Service         October 2005
   B737 - 400               SkyNet                 March 2005
   B737 - 500               China Southern         March 2004
   B757 - 200               Air 2000               April 2005
   B767 - 300ER             Air Canada             March 2004
   B767 - 300ER             Air Canada             May 2007
   MD83                     Meridiana              March 2004
   MD83                     Allegiant Air          October 2003

The oversupply of commercial aircraft, together with the distressed financial position of many of the world’s airlines, will continue to make the remarketing of the ALPS aircraft very difficult in the current environment. In particular, it will not be possible to achieve lease rental rates anywhere close to those experienced prior to 11 September 2001.

Save for Air Canada (as discussed further below) and the failure by two other ALPS lessees to pay maintenance reserves due in May 2003 (which were paid on 2 and 16 June), the ALPS lessees have generally continued to perform according to the terms of their leases, despite the industry environment.

On 1 April 2003 Air Canada filed for protection under the Companies Creditors Arrangement Act (Canada), and declared a moritorium over payments due under its leases. Accordingly, ALPS has not received rental income from Air Canada since then. Air Canada has indicated that it would like to continue to lease the two ALPS aircraft, and is discussing with ALPS the commercial terms.

2002 AND 2003 APPRAISALS

As required by the Deed of Charge, the three approved ALPS appraisers (Avitas, AISI and BK) have performed desktop valuations of the ALPS portfolio as of June 2003. The average of the appraisers' adjusted base value (ABV) for the portfolio is $205.82 million (Avitas: $157.61 million, AISI: $222.52 million, BK: $237.35 million). As described more fully in the 2002 Annual Report, the ABV is the appraisers' view of the long-term economic value of the portfolio adjusted for the current maintenance status of the aircraft. ABV does not necessarily reflect the market value of the aircraft as of any specific date. The appraisers have also provided the current market value (CMV) of the portfolio. The basis on which CMV is determined is described in the 2002 Annual Report. The average of the appraisers' CMV for the portfolio as of June 2003 is $161.88 million (Avitas: $124.3 million, AISI: $162.43 million, BK: $198.95 million). ALPS believes, however, that in the currently oversupplied market for used aircraft, even the average CMV is higher than the actual sale value of its aircraft (as has been demonstrated by the offers received for the B757-200 aircraft described above).

In the course of obtaining the 2003 appraised values it has become apparent that the figures for ABV for the portfolio as of June 2002 stated in the 2002 Annual Report were incorrect. The ABV for the portfolio (then consisting of eleven aircraft) provided by AISI as of June 2002 was $301.08 million and not $226.81 million as stated (the latter figure being the CMV provided by AISI for the portfolio as of June 2002). The resultant calculation of the average ABV for the portfolio of eleven aircraft as of June 2002 was therefore also incorrect. The average ABV as of June 2002 was $279.50 million and not $254.74 million as stated in the 2002 Annual Report. For comparative purposes, the average ABV as of June 2003 for the portfolio of nine aircraft currently owned by ALPS was $235.54 million and the average CMV as of June 2002 for such portfolio was $186.43 million.

RATING AGENCY ACTION

On 25 March 2003, Standard & Poor’s announced that it was placing ALPS’ Class A, B, C and D Certificates (representing interests in the Class A, B, C and D Notes, respectively) on credit watch with negative implications.

On 5 June 2003, Standard & Poor's downgraded ALPS' Class A, B, C and D Certificates (along with the securities of seven other aircraft operating lease-backed securitisations that it rates). At the same time, Standard & Poor's removed each Class of the ALPS Certificates from credit watch but placed each Class on negative outlook. Copies of the Standard & Poor's announcements of 25 March 2003 and 5 June 2003 may be viewed at their web site.

ALPS' current ratings on each Class are as follows:

             Moody's                               Standard & Poor's

 Class A     Aa3                                   BBB-/Outlook negative

 Class B     Baa3/Review for possible downgrade    B/Outlook negative

 Class C     Caa1                                  CCC/Outlook negative

 Class D     Not rated                             CCC-/Outlook negative

Given the continuing difficulties in the aircraft industry and the various factors described above which are impacting ALPS' cash flows, there can be no assurance that the rating agencies will not further downgrade any Class of ALPS Certificates.

FORWARD-LOOKING STATEMENTS AND DEFINED TERMS

This Press Release contains forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or similar terminology. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

All capitalized terms used in this Press Release and not defined herein have the meanings ascribed to them in the 2002 Annual Report or the Deed of Charge.

Each class of Notes has been issued pursuant to the Deed of Charge. Holders of each class of the Pass Through Certificates, Series A referenced on the cover page of the 2002 Annual Report derive their right to payments from the payments due on the related class of the Notes. Therefore, all references to Noteholders, Notes and any class thereof throughout this Press Release should be read to apply equally to the Certificateholders, Certificates and any class thereof, respectively.

FURTHER INFORMATION

For further information you may contact the Servicer at the address below.

Colm Barrington
Babcock & Brown Limited
West Pier
Dun Laoghaire
Co Dublin
Ireland
Phone:      + 353 1 231 1900
Fax:         + 353 1 231 1901
E-mail:   colm.barrington@babcockbrown.com

Dated: 24 June 2003

Aircraft Lease Portfolio Securitisation 92-1 Limited
4th Floor
Forum House
Grenville Street
St. Helier
Jersey JE2 4UF

Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee of the ALPS 96-1 Trust
60 Wall Street
26th Floor - MS NYC60-2 606
New York
NY 10005

Attention: Fax:	Corporate Trust and Agency Group, Structured Finance Team 001 212 797-8606

24 June 2003

Dear Sirs

Deed of Charge, Assignment and Priorities dated 27 June 1996 between, inter alia, Aircraft Lease Portfolio Securitisation 92-1 Limited (the Company) and Deutsche Trustee Company Limited (the Deed of Charge): offers to purchase one (1) Boeing 757-200 Aircraft msn 25054

1.        We refer to the Deed of Charge. This notice constitutes a “Class D Preliminary Sale Notice”, as defined in Clause 10.10(e)(ii) of the Deed of Charge. The text of Clause 10.10(e)(ii) of the Deed of Charge is set out in the Appendix to this notice.

2.       In accordance with Clause 10.10(e)(ii) of the Deed of Charge, the Company hereby gives you notice, in your capacity as holder of all of the outstanding Class D Notes issued by the Company, that the Company has received two separate bona fide offers with respect to the proposed purchase of one (1) Boeing 757-200 aircraft with manufacturer's serial number 25054, and installed equipment and associated manuals and technical records (the Aircraft).

3.        One of the interested parties has offered a purchase price of US$7,500,000. The other interested party has offered a purchase price of US$7,850,000. The proposed purchase price is in each case less than the “Class D Note Target Price” for the Aircraft as referred to in Clause 10.10(e)(ii) of the Deed of Charge. The Class D Note Target Price has been calculated by Deutsche Bank Trust Company Americas, as Cash Manager of the Company, as being US$28,135,917.46 as at 1 May 2003.

4.        As the holder of all the outstanding Class D Notes issued by the Company, you are granted an option, pursuant to Clause 10.10(e)(ii) of the Deed of Charge, to purchase the Aircraft in accordance with the terms set out in such Clause, provided that the Company also delivers to you a Class D Secondary Sale Notice in the event that the Company enters into a letter of intent with respect to the sale of the Aircraft.

5.        The Company has rejected both offers, and accordingly will not be delivering to you a Class D Secondary Sale Notice.

6.      If you wish to clarify any matter relating to the offers to purchase the Aircraft or your rights as Class D Noteholder, please contact the Servicer to the Company, Babcock & Brown

Limited, West Pier, Dun Laoghaire, Dublin (tel: + 353 1 231 1900, fax + 353 1 231 1901), attention Colm Barrington.

Yours faithfully

  /s/ Frederick W. Bradley

For and on behalf of
Aircraft Lease Portfolio Securitisation 92-1 Limited

Copied to:

Deutsche Trustee Company Limited, as Security Trustee

Deutsche Bank Trust Company Americas, as Cash Manager

Andersen Corporate Services (Jersey) Limited, as Administrative Agent

Babcock & Brown Limited, as Servicer

Whirlpool Financial Corporation, as Class E Noteholder

10

APPENDIX

CLAUSE 10.10(e)(ii) OF THE DEED OF CHARGE

“The Company or the Security Trustee, when the Security Trustee is acting pursuant to Clause 8.03 of this Deed, shall provide written notice (a Class D Preliminary Sale Notice) to each Class D Noteholder of any bona fide offer received by the Company, any ALPS Subsidiary or any Special Lessor or the Security Trustee from a prospective purchaser with respect to the proposed purchase of an Aircraft at a price that is less than the Class D Note Target Price for such Aircraft other than any such offer made in connection with a Public Sale. In the event the Company, any ALPS Subsidiary or any Special Lessor or the Security Trustee enters into a letter of intent with such prospective purchaser with respect to the sale of such Aircraft at a price that is less than the Class D Note Target Price, the Company or the Security Trustee when the Security Trustee is acting pursuant to Clause 8.03 of this Deed, shall provide written notice thereof (a Class D Secondary Sale Notice) to each Class D Noteholder. Other than in the case of a Public Sale, any Class D Noteholder shall have the right to purchase for U.S. Dollars cash such Aircraft at a price equal to 102% of the price at which the Company, any ALPS Subsidiary or any Special Lessor (or the Security Trustee when acting pursuant to Clause 8.03 of this Deed) proposes to sell such Aircraft subject to the exercise by any Class E Noteholder of its right to purchase under Clause 10.10(f) below and the right of any Class D Noteholder to purchase under Clause 10.10(e)(i) above, and provided that the Company or the Security Trustee (when acting pursuant to Clause 8.03 of this Deed), as the case may be, delivered a Class D Secondary Sale Notice with respect thereto. Such right may be exercised in respect of any Aircraft, if at all, by irrevocable written notice to the Company (with a copy to the Servicer and the Security Trustee) delivered on or prior to the later of (x) 30 days after the Class D Noteholder’s receipt of the Class D Preliminary Sale Notice with respect thereto and (y) 11 Business Days after the Class D Noteholder’s receipt of the Class D Secondary Sale Notice with respect thereto. After receipt of such notice by the Company, the Company, such ALPS Subsidiary, such Special Lessor or the Security Trustee, as applicable shall sell, or cause to be sold, and the first notifying Class D Noteholder shall purchase, such Aircraft at such price pursuant to a sale agreement substantially in the form of Exhibit S, with such changes thereto as the Board (or the Security Trustee when acting pursuant to Clause 8.03 of this Deed), may approve. Any sale pursuant to this Clause 10.10(e)(ii) will be consummated within 90 days of receipt by the Company of the notice exercising such right to purchase such Aircraft. In addition to the foregoing, if the Company, any ALPS Subsidiary, any Special Lessor or the Security Trustee proposes to sell an Aircraft by bids at a public sale (a Public Sale) it shall notify each Class D Noteholder of the proposed Public Sale at least 11 Business Days prior thereto or, if earlier, on the date on which it first publishes notice of such sale.”

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED (THE COMPANY):
DEED OF CHARGE, ASSIGNMENT AND PRIORITIES DATED 27 JUNE 1996
(THE DEED OF CHARGE)

Notice to Security Trustee of Breach of Covenant or Provision

24 June 2003

1.      We refer to Clause 10.01(e) of the Deed of Charge, which requires the Company to give notice to the Security Trustee of any breach (of which it has knowledge) by the Company, any ALPS Subsidiary, any Special Lessor or certain other parties of any of the covenants or provisions contained in the Relevant Documents.

2.      Clause 10.10(d) of the Deed of Charge requires the Company to approve for sale sufficient Aircraft to meet the Trust Note Sales Goals, which are as follows:

Aircraft to be Sold
(measured by Initial Appraised
Values                               Date by which Sales Goals are to
as of 3 June 1996)                   be Satisfied
$65,000,000                          27 June 2001
$130,000,000                         27 June 2002
$200,000,000                         27 June 2003
$454,950,000                         27 June 2004

3.      The Servicer is continuing to market the Company's aircraft for sale in order to meet the ongoing Trust Note Sales Goals. However, as discussed in the Company's Annual Report on Form 20-F filed by ALPS with the Securities and Exchange Commission on 27 December 2002, and in the ALPS Press Releases of 14 June 2002, 7 November 2002 and 24 June 2003, the current market for sale of used aircraft is extremely poor and it is not clear when the market will improve.

4.      To date, the Company has sold approximately $133.19 million worth of Aircraft (measured by Initial Appraised Values as of 3 June 1996), and the Company is therefore not in compliance with the Trust Note Sales Goal for 27 June 2003. This was notified to the holders of pass-through certificates representing interests in the Company's Notes in the ALPS Press Release of 24 June 2003, a copy of which is attached in the Schedule to this notice.

5.      The Company will continue to keep the Security Trustee informed of material developments on this issue.

____________________________________________
SIGNED on behalf of
AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED

By: /s/ Frederick W. Bradley

Name: Frederick W. Bradley

Title:Director

SCHEDULE

PRESS RELEASE

BACKGROUND

Aircraft Lease Portfolio Securitisation 92-1 Limited (ALPS) has continued to be adversely impacted by the reductions in airline traffic and yields that have continued throughout 2002 and in the first half of 2003.

According to preliminary air traffic figures from IATA, world-wide Revenue Passenger Miles (RPMs) for the first four months of 2003 were 2.9% less than in the same period of 2002. Preliminary traffic figures for April 2003 show an 18.5% decline in worldwide RPMs over April 2002, with SARS-hit Asia Pacific carriers experiencing a 44.8% decline. Continuing uncertainty about security, economic conditions and SARS is likely to mean that this trend in airline traffic will continue for the foreseeable future.

According to Back Aviation Solutions, there were 924 western built commercial jet aircraft available for sale or lease in May 2003, approximately 5.4% of the entire world fleet of western built aircraft. This is an increase of 13 available aircraft since May 2002 and an increase of 223 available aircraft since May 2001.

The two major aircraft manufacturers, Airbus and Boeing, have announced reductions in their aircraft production, reflecting the reduced demand for aircraft from airlines. While the reduced production of new aircraft will help the current supply/demand imbalance, it is still expected to take several years of political and economic stability before the backlog of available capacity returns to normal levels.

Market lease rates for many aircraft types are currently around 50% below pre-September 2001 levels. It is anticipated that lease rates will not recover over the next twelve months, due primarily to an excess of aircraft supply over demand as a result of continued slow economic growth, the effects of the SARS virus and by travellers' concerns over possible new terrorist attacks (which have been exacerbated by the war in Iraq). Meanwhile, manufacturers continue to produce new aircraft, although at lower rates than in previous years.

The recent bankruptcy filings of United Airlines and Air Canada (an ALPS lessee), both of which are re-negotiating their existing leases, is having a further depressing effect on lease rates. Bankruptcy filings by any other major airline would further impair both aircraft values and lease rates.

CASHFLOWS

As a result of the continued decline in lease rental rates and market values (as discussed in greater detail in the Report on Form 20-F filed by ALPS with the U.S. Securities and Exchange Commission on 27 December 2002 (the 2002 Annual Report), ALPS’ revenues have decreased significantly. In addition, several of ALPS' leases are “Power by Hour” leases, where its receipts are dependent on the lessees’ use of the aircraft. These factors have had an adverse impact on ALPS’ cash flows, particularly as ALPS is required to continue to sell its aircraft in order to meet the Trust Note Sales Goals set out in the Deed of Charge and as discussed below.

The rental amounts and sales proceeds received to date combined with projected rental amounts and sale proceeds through the final maturity date of the Notes indicate that there will not be sufficient proceeds to pay any further interest on or repay the principal of the Class E

Notes, pay any further interest on or repay any further principal of the Class D Notes, repay any further principal of the Class C Notes, repay some of the principal of the Class B Notes or pay any further step-up interest on the Class A, B, C or D Notes.

AIRCRAFT SALES

The Deed of Charge sets out the following Trust Note Sales Goals which require ALPS to sell its aircraft on an ongoing basis:

        Aircraft to be Sold
   (measured by Initial Appraised         Date by which Sales Goals
      Value as of 3 June 1996)               are to be Satisfied
             $65,000,000                        27 June 2001
            $130,000,000                        27 June 2002
            $200,000,000                        27 June 2003
            $454,950,000                        27 June 2004

To date, ALPS has sold approximately $133.19 million of aircraft (measured by Initial Appraised Value as of 3 June 1996) in order to meet the previous Trust Note Sales Goals, and is therefore required to sell approximately a further $66.81 million worth of aircraft (measured by Initial Appraised Value as of 3 June 1996) to be in compliance with the Trust Note Sales Goals as of 27 June 2003.

As advised in the ALPS Press Release of 14 June 2002, the Servicer has been directed to market all of the ALPS aircraft for sale in order to meet the ongoing Trust Note Sales Goals, and the Servicer has continued to undertake such marketing efforts.

However, as discussed above, in the 2002 Annual Report and in the ALPS Press Releases of 14 June 2002 and 7 November 2002, the current market for sale of used aircraft is extremely poor and it is not clear when the market will improve.

Nevertheless, following the marketing efforts of the Servicer, ALPS received two independent offers to purchase one Boeing 757-200 aircraft MSN 25054. The offers were $7,500,000 and $7,850,000, against a C Note Target Price of approximately $23.1 million as at 1 May 2003.

Following careful consideration of these offers, its obligations under the Deed of Charge (including the requirement to comply with the Business Objective to sell aircraft for such amounts as shall enable it to repay in full the Senior Trust Notes (Classes A-C) on or prior to 15 June 2006) and the current and possible future market conditions for aircraft sales and leasing, ALPS has concluded that it would not be consistent with the terms of the Deed of Charge (and particularly the currently applicable Business Objective described above) to accept either of the two offers made for MSN 25054.

As a result of a failure to sell sufficient aircraft, ALPS will not comply with the Trust Note Sales Goal for 27 June 2003. Given the current environment for aircraft sales, ALPS can offer no assurance as to when it will comply with the Trust Notes Sales Goal for 2003, or whether it will be able to comply with the Trust Note Sales Goal falling in June 2004.

Failure to comply with the Trust Note Sales Goals may, under certain circumstances, constitute an Event of Default under the Deed of Charge if such failure continues for 30 days or more after written notice thereof has been given to ALPS or the Security Trustee by holders of at least 25% of the aggregate Outstanding Principal Balance of the Notes of any class which has been materially adversely affected by such failure.

The Deed of Charge further provides that if an Event of Default were to occur and be continuing (note that as reported in the Annual Report and in subsequent Reports of Foreign Issuer on Form 6-K filed by ALPS with the U.S. Securities and Exchange Commission, a separate Event of Default exists regarding ALPS’ failure to pay interest owing to Class D Noteholders) an Enforcement Notice may only be served by 66 2/3% or more of the aggregate outstanding principal balance of the Directing Class, which will be Class A so long as any Class A Notes are outstanding.

The Deed of Charge provides that the failure to satisfy the Trust Note Sales Goals gives the Noteholders the right to replace the Servicer at the direction of Noteholders representing at least 75% of the aggregate outstanding principal balance of the Class A, Class B, Class C and Class D Notes. The Deed of Charge also provides that, subject to the pre-emption rights of the Class D and Class E Noteholders, at any time the Trust Note Sales Goals are not satisfied ALPS would be required to accept any Sale Offer for any aircraft if such offer was at or above the Class C Note Target Price.

AIRCRAFT LEASES, REMARKETING AND RECEIVABLES

The following table shows the lessees for each aircraft in the ALPS portfolio and the scheduled termination date for each lease as of 31 May 2003:

    Aircraft Type            Lessee        Month and Year of Expiration
   B737 - 400               Asiana                 December 2003
   B737 - 400               Travel Service         October 2005
   B737 - 400               SkyNet                 March 2005
   B737 - 500               China Southern         March 2004
   B757 - 200               Air 2000               April 2005
   B767 - 300ER             Air Canada             March 2004
   B767 - 300ER             Air Canada             May 2007
   MD83                     Meridiana              March 2004
   MD83                     Allegiant Air          October 2003

The oversupply of commercial aircraft, together with the distressed financial position of many of the world’s airlines, will continue to make the remarketing of the ALPS aircraft very difficult in the current environment. In particular, it will not be possible to achieve lease rental rates anywhere close to those experienced prior to 11 September 2001.

Save for Air Canada (as discussed further below) and the failure by two other ALPS lessees to pay maintenance reserves due in May 2003 (which were paid on 2 and 16 June), the ALPS lessees have generally continued to perform according to the terms of their leases, despite the industry environment.

On 1 April 2003 Air Canada filed for protection under the Companies Creditors Arrangement Act (Canada), and declared a moritorium over payments due under its leases. Accordingly, ALPS has not received rental income from Air Canada since then. Air Canada has indicated that it would like to continue to lease the two ALPS aircraft, and is discussing with ALPS the commercial terms.

2002 AND 2003 APPRAISALS

As required by the Deed of Charge, the three approved ALPS appraisers (Avitas, AISI and BK) have performed desktop valuations of the ALPS portfolio as of June 2003. The average of the appraisers' adjusted base value (ABV) for the portfolio is $205.82 million (Avitas: $157.61 million, AISI: $222.52 million, BK: $237.35 million). As described more fully in the 2002 Annual Report, the ABV is the appraisers' view of the long-term economic value of the portfolio adjusted for the current maintenance status of the aircraft. ABV does not necessarily reflect the market value of the aircraft as of any specific date. The appraisers have also provided the current market value (CMV) of the portfolio. The basis on which CMV is determined is described in the 2002 Annual Report. The average of the appraisers' CMV for the portfolio as of June 2003 is $161.88 million (Avitas: $124.3 million, AISI: $162.43 million, BK: $198.95 million). ALPS believes, however, that in the currently oversupplied market for used aircraft, even the average CMV is higher than the actual sale value of its aircraft (as has been demonstrated by the offers received for the B757-200 aircraft described above).

In the course of obtaining the 2003 appraised values it has become apparent that the figures for ABV for the portfolio as of June 2002 stated in the 2002 Annual Report were incorrect. The ABV for the portfolio (then consisting of eleven aircraft) provided by AISI as of June 2002 was $301.08 million and not $226.81 million as stated (the latter figure being the CMV provided by AISI for the portfolio as of June 2002). The resultant calculation of the average ABV for the portfolio of eleven aircraft as of June 2002 was therefore also incorrect. The average ABV as of June 2002 was $279.50 million and not $254.74 million as stated in the 2002 Annual Report. For comparative purposes, the average ABV as of June 2003 for the portfolio of nine aircraft currently owned by ALPS was $235.54 million and the average CMV as of June 2002 for such portfolio was $186.43 million.

RATING AGENCY ACTION

On 25 March 2003, Standard & Poor’s announced that it was placing ALPS’ Class A, B, C and D Certificates (representing interests in the Class A, B, C and D Notes, respectively) on credit watch with negative implications.

On 5 June 2003, Standard & Poor's downgraded ALPS' Class A, B, C and D Certificates (along with the securities of seven other aircraft operating lease-backed securitisations that it rates). At the same time, Standard & Poor's removed each Class of the ALPS Certificates from credit watch but placed each Class on negative outlook. Copies of the Standard & Poor's announcements of 25 March 2003 and 5 June 2003 may be viewed at their web site.

ALPS' current ratings on each Class are as follows:

             Moody's                               Standard & Poor's

 Class A     Aa3                                   BBB-/Outlook negative

 Class B     Baa3/Review for possible downgrade    B/Outlook negative

 Class C     Caa1                                  CCC/Outlook negative

 Class D     Not rated                             CCC-/Outlook negative

Given the continuing difficulties in the aircraft industry and the various factors described above which are impacting ALPS' cash flows, there can be no assurance that the rating agencies will not further downgrade any Class of ALPS Certificates.

FORWARD-LOOKING STATEMENTS AND DEFINED TERMS

This Press Release contains forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or similar terminology. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

All capitalized terms used in this Press Release and not defined herein have the meanings ascribed to them in the 2002 Annual Report or the Deed of Charge.

Each class of Notes has been issued pursuant to the Deed of Charge. Holders of each class of the Pass Through Certificates, Series A referenced on the cover page of the 2002 Annual Report derive their right to payments from the payments due on the related class of the Notes. Therefore, all references to Noteholders, Notes and any class thereof throughout this Press Release should be read to apply equally to the Certificateholders, Certificates and any class thereof, respectively.

FURTHER INFORMATION

For further information you may contact the Servicer at the address below.

Colm Barrington
Babcock & Brown Limited
West Pier
Dun Laoghaire
Co Dublin
Ireland
Phone:      + 353 1 231 1900
Fax:         + 353 1 231 1901
E-mail:   colm.barrington@babcockbrown.com

Dated: 24 June 2003

18